Exhibit 99

November 06, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Appointment of Mr. V. N. Srivatsan as the Chief Compliance Officer of the Bank

We refer to our intimation dated September 30, 2026, wherein it was informed that based on the recommendations of the Audit Committee and the Governance, Nomination and Remuneration Committee, the Board of Directors of the Bank at its meeting held on September 30, 2026, had approved the appointment of Mr. V. N. Srivatsan as the Chief Compliance Officer of the Bank, as per the provisions of the Reserve Bank of India (Commercial Banks- Compliance Function) Directions, 2026, for a period of 3 (three) years, with effect from his date of joining the Bank.

We wish to inform you that Mr. Srivatsan has assumed office as the Chief Compliance Officer of the Bank with effect from November 6, 2026. Mr. Srivatsan would be part of Senior Management Personnel of the Bank with effect from the said date.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight